Hydrogenics Corporation

Third Quarter 2011 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

Basis of Presentation

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our consolidated interim financial statements for the three and nine months ended September 30, 2011 and updates our MD&A for fiscal 2010. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditor’s Report for fiscal 2010 and the Consolidated Interim Financial Statements for the three months ended March 31, 2011.

The Corporation prepares its consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation has commenced reporting on this basis in these consolidated interim financial statements. In this MD&A, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS and IFRS refers to Canadian GAAP subsequent to the adoption of IFRS. While the adoption of IFRS has not had an impact on the Corporation’s reported net cash flows, there has been material impact on its consolidated interim balance sheets and consolidated interim statements of operations and comprehensive loss, which are discussed further in Part 6 of this MD&A.

This MD&A is dated November 10, 2011 and all amounts herein are denominated in US dollars, unless otherwise stated.

Additional information about Hydrogenics, including our 2010 Consolidated Financial Statements and our Annual Report on Form 20-F, for the year ended December 31, 2010, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission (“SEC”) website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the Forward-looking Statements cautionary notice on page 18 of this MD&A.

In this MD&A, “Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation.

For additional information, please refer to www.hydrogenics.com/investor.

Third Quarter 2011 MD&A

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Operating Results A discussion of our operating results for the three and nine months ended September 30, 2011	3
2	Financial Condition A discussion of the significant changes in our Consolidated Balance Sheets	8
3	Summary of Quarterly Results A summary view of our quarterly financial performance	9
4	Liquidity and Capital Resources A discussion of cash flow, liquidity, credit facilities and other disclosures	9
5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies	13
6	Recent Accounting Pronouncements A discussion of GAAP developments that have affected, will affect, or might affect the Corporation	14
7	Outlook The outlook for our business	15
8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal control over financial reporting	16
9	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	16
10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements	18

Third Quarter 2011 MD&A

Hydrogenics Corporation

1   Operating Results

A discussion of our operating results for the three and nine months ended September 30, 2011

Hydrogenics Corporation
Summary Financial Analysis
(in thousands of US dollars, except for per share amounts)

	Three months ended September 30			Nine months ended September 30
	2011	2010	% Favourable (Unfavourable)	2011	2010	% Favourable (Unfavourable)
Consolidated Interim Statements of Operations

OnSite Generation	$4,222	$4,879	(13%)	$12,739	$11,786	8%
Power Systems	710	711	(0%)	3,461	3,339	4%
Revenues	4,932	5,590	(12%)	16,200	15,125	7%

Gross Margin	883	1,440	(39%)	3,417	3,460	(1%)
% of Revenues	18%	26%	(31%)	21%	23%	(9%)

Selling, General and Administrative Expenses	2,146	2,757	22%	7,837	8,458	7%
Research and Product Development Expenses	880	1,069	18%	3,218	2,501	(29%)

Net Loss	(1,764)	(2,265)	22%	(8,606)	(5,175)	(66%)
Net Loss Per Share	(0.27)	(0.51)	47%	(1.43)	(1.04)	(38%)

Consolidated Interim Statements of Cash Flows
Cash Used in Operating Activities	(1,568)	(2,243)	30%	(3,242)	(7,414)	56%

Other Measures
Cash Operating Costs1	2,919	3,236	10%	9,108	9,963	9%
EBITDA1	(1,910)	(2,008)	5%	(6,964)	(6,177)	(13%)

__________________
1 Cash Operating Costs and EBITDA are Non-IFRS measures. Please refer to Section 9 of this MD&A.

Third Quarter 2011 MD&A

Hydrogenics Corporation

Highlights for the three months ended September 30, 2011, compared to the three months ended September 30, 2010

•
Revenues decreased $0.7 million or 12%, reflecting lower revenues in our OnSite Generation business unit as a result of timing of delivery of orders. We secured $12.8 million of orders in the third quarter of 2011, an increase of 117%, compared to $5.9 million in the third quarter of 2010.

•
Cash operating costs were $2.9 million, a $0.3 million or 10% decrease, reflecting: (i) $0.1 million decrease in costs as a result of cost-reduction initiatives; and (ii) a $0.2 million decrease in net research and product development costs.

•	EBITDA loss decreased 5% as a result of the above-noted decrease in cash operating costs; partially offset by decreased revenues and gross profit.

•
Net loss was $1.8 million, a $0.5 million or 22% decrease, reflecting a 21% decrease in cash operating costs, as well as: (i) a $0.4 million decrease in the fair value of outstanding warrants; and (ii) a $0.1 million decrease in depreciation and amortization.

•
Cash and cash equivalents and restricted cash were $9.2 million as at September 30, 2011, a $1.8 million decrease from June 30, 2011 reflecting: (i) $1.6 million of cash used in operating activities; (ii) $0.1 million of capital expenditures; and (iii) $0.1 million repayment of other non-current liabilities.

Highlights for the nine months ended September 30, 2011, compared to the nine months ended September 30, 2010

•	Revenues increased $1.1 million or 7%, reflecting increased revenues in our OnSite Generation business unit resulting from increased order bookings.

•
Cash operating costs were $9.1 million, a $0.9 million or 9% decrease.  This decrease is the result of: (i) a $0.7 million increase, in net research and product development expenses; and (ii) a $1.6 million decrease in costs resulting from cost reduction initiatives.

•
EBITDA loss was $7.0 million for the nine months ended September 30, 2011 an increase of $0.8 million or 13% compared to the nine months ended September 30, 2010.  Primarily reflecting; (i) a $0.3 million increase in non-cash stock based compensation costs in respect of the executive stock options, which were surrendered in January 2011; (ii) decreased cash operating costs; partially offset by (iii) the absence of $0.4 million in recoveries from litigation settlements.

•
Net loss was $8.6 million, a $3.4 million or 66% increase, primarily reflecting the movement in EBITDA noted above, as well as a $2.6 million increase in other non-cash finance losses, net resulting from the increase in the fair value of outstanding warrants.

Operating Segment Review
We report our results in two business segments: OnSite Generation and Power Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. These segments are differentiated by the products developed. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

Third Quarter 2011 MD&A

Hydrogenics Corporation

OnSite Generation
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended September 30			Nine months ended September 30
	2011	2010	% Favourable (Unfavourable)	2011	2010	% Favourable (Unfavourable)
Revenues	$4,222	$4,879	(13%)	$12,739	$11,786	8%
Gross Margin	951	1,117	(15%)	2,618	2,113	24%
% of Revenues	23%	23%		21%	18%

Selling, General and Administrative Expenses	833	631	(32%)	2,473	1,710	(45%)
Research and Product Development Expenses	13	290	96%	506	587	14%
Segment Income (Loss)	104	195	(47%)	(362)	(186)	(95%)

Revenues for the three and nine months ended September 30, 2011 were $4.2 million and $12.7 million, reflecting a decrease of $0.7 million or 13% and an increase of $1.0 million or 8%, respectively.  The decrease for the three months ended September 30, 2011 is the result of timing of project deliveries. The increase in the nine months ended September 30, 2011 reflects increased order bookings as well as variations in the timing of project deliveries. Orders awarded during the three and nine months ended September 30, 2011 were $12.1 million and $22.3 million, respectively, compared to $4.9 and $15.5 million and in the comparable periods in 2010.

Gross margin for the three and nine months ended September 30, 2011 was $1.0 million (23% of revenues), and $2.6 million (21% of revenues), compared to $1.1 million (23% of revenues) and $2.1 million (18% of revenues) in the comparable periods of 2010. The increase in gross margin during the nine months ended September 30, 2011 reflects the absence of pricing pressure on orders booked during 2009, combined with product cost reductions, increased cost synergies and overhead absorption inefficiencies resulting from increased revenues.

Selling, general and administrative expenses for the three and nine months ended September 30, 2011 were $0.8 million and $2.5 million, respectively, reflecting increases of $0.2 million (32%) and $0.8 million (45%) over the comparable periods in 2010. These increases reflect increased selling costs as compared to 2010.

Research and product development expenses for the three and nine months ended September 30, 2011 were less than $0.1 million and $0.5 million, respectively, reflecting decreases of 96% and 14% over the comparable periods in 2010. These movements reflect decreased materials for experimentation and prototyping trials, as well as increased research and product development funding.

Segment income for the three months ended September 30, 2011 was $0.1 million compared to $0.2 million in the comparable period of 2010. Segment loss for the nine months ended September 30, 2011 was $0.4 million compared to $0.2 million for the nine months ended September 30, 2010.  The decrease for the three months ended September 30, 2011 is the result of decreased revenues whereas the decrease for the nine months ended September 30, 2011 is the result of increased selling costs.

Third Quarter 2011 MD&A

Hydrogenics Corporation

Power Systems
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% Favourable (Unfavourable)	2011	2010	% Favourable (Unfavourable)
Revenues	$710	$711	0%	$3,461	$3,339	4%
Gross Margin	(68)	323	(121%)	799	1,347	(41%)
% of Revenues	(10%)	45%		23%	40%

Selling, General and Administrative Expenses	760	759	0%	2,239	2,677	16%
Research and Product Development Expenses	858	826	(4%)	2,678	1,850	(45%)
Segment Loss	(1,686)	(1,260)	(34%)	(4,118)	(3,177)	(30%)

Revenues for the three months ended September 30, 2011 were $0.7 million, consistent with the comparable period of 2010. Revenues for the nine months ended September 30, 2011 were $3.5 million, an increase of $0.1 million or 4%, compared to the comparable period of 2010.  These changes are primarily the result of timing of project execution and product deliveries. Orders received for the three and nine months ended September 30, 2011 were $0.7 million and $1.5 million, compared to $1.0 million and $3.9 million in the respective three and nine-month periods ended September 30, 2010.

Gross margin for the three and nine months ended September 30, 2011 was negative $0.1 million     (negative 10% of revenues), and $0.8 million (23% of revenues), compared to $0.3 million (45% of revenues) and $1.3 million (40% of revenues) in the comparable periods of 2010.  These decreases are the result of additional costs incurred on two custom product development projects.

Selling, general and administrative expenses for the three and nine months ended September 30, 2011 were $0.8 million and $2.2 million, respectively, reflecting decreases of nil and 16%, compared to the comparable periods in 2010. The decrease for the nine months ended September 30, 2011 reflects business streamlining and cost-reduction initiatives.

Research and product development expenses for the three and nine months ended September 30, 2011 were $0.9 million and $2.7 million, respectively, reflecting increases of 4% and 45% over the comparable periods in 2010.  The increase in the three months ended September 30, 2011 is the result of; (i) an increase of $0.4 million in increased research and product development efforts; partially offset by (ii) an increase in research and product development funding of $0.3 million. The increase in the nine months ended September 30, 2011 is the result of; (i) decreased research and product development funding of $0.5 million for the nine months ended September 30, 2011; as well as (ii) increased research and product development efforts of $0.3 million associated with the technical development milestones of the third and fourth tranches of the subscription agreement with CommScope.

Segment loss for the three and nine months ended September 30, 2011 was $1.7 million and $4.1 million, respectively, reflecting increases of 34% and 30% over the comparable periods in 2010.  These increases are the result of decreased gross margins and increased net research and product development costs partially offset by lower selling, general and administrative expenses.

Third Quarter 2011 MD&A

Hydrogenics Corporation

Corporate and Other
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% Favourable (Unfavourable)	2011	2010	% Favourable (Unfavourable)
Selling, General and Administrative Expenses	$553	$1,367	60%	$3,125	$4,071	23%
Research and Product Development Expenses	9	(47)	(119%)	34	64	47%
Litigation Settlements	-	-	-	-	(437)	100%
Other Finance Gains (Losses), Net	459	(179)	356%	(753)	1,840	(141%)
Corporate and Other Loss	(182)	(1,200)	85%	(4,126)	(1,809)	(128%)

Selling, general and administrative expenses for the three months ended September 30, 2011 were $0.6 million, a decrease of 60% over the comparable period of 2010,  the result of: (i) $0.5 million of reduced costs from business streamlining initiatives; (ii) a $0.2 million decrease in costs and adjustments in liabilities for our deferred compensation plans, which are indexed to our share price; and (iii) a $0.1 million decrease in amortization.

Selling, general and administrative expenses for the nine months ended September 30, 2011 were $3.1 million, a decrease of 23% over the comparable period of 2010. The decrease for the nine months ended September 30, 2011 is the result of: (i) a $1.4 million reduction in costs resulting from cost reduction initiatives; (ii) a $0.5 million decrease in the value of our post-retirement liability, reflecting changes in the actuarial valuation, partially offset by: (iii) a $0.6 million increase in the value of  liabilities for our deferred compensation plans, which are indexed to our share price; and (iv) a $0.4 million increase in non-cash stock-based compensation.

Research and product development expenses for the three and nine months ended September 30, 2011 and 2010 were less than $0.1 million and reflect the payment or refund of intellectual property fees.

Litigation settlement recoveries for the three and nine months ended September 30, 2011 were $nil, representing decreases of $nil and $0.4 million over the comparable period of 2010.  Litigation settlements for the nine months ended September 30, 2010 primarily reflect the results of our previously announced litigation with APC in connection with a supply agreement, entitled "Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947.”

Other finance gains (losses), net for the three and nine months ended September 30, 2011 were $0.5 million and negative $0.8 million, respectively, primarily resulting from changes in the fair value of outstanding warrants.  Other finance gains, net for the three months ended September 30, 2011 also include a gain of $0.2 million resulting from the change in net present value of repayable government assistance, as discussed in Section 2 – Financial Condition below. The gain incurred in the nine months ended September 30, 2010 was primarily the result of a $1.5 million decrease in the fair value of the outstanding warrants.

Corporate and other loss for the three and nine months ended September 30, 2011 were $0.2 million and $4.1, million reflecting a decrease of $1.0 million and an increase of $2.3 million, respectively.

Third Quarter 2011 MD&A

Hydrogenics Corporation

2   Financial Condition
A discussion of the significant changes in our Consolidated Interim Balance Sheets

	September 30	December 31	Change
(in thousands of US dollars)	2011	2010	$	%
Cash, cash equivalents, and restricted cash	$9,224	$8,989	$235	3%
Trade and other receivables	4,354	5,603	(1,249)	(22%)
Inventories	8,808	8,376	432	5%
Trade and other payables	8,170	6,584	1,586	24%
Provisions	1,632	2,350	(718)	(31%)
Warrants	1,955	1,252	703	56%
Unearned revenue	5,196	3,751	1,445	39%
Other non-current liabilities	1,302	2,100	(798)	(38%)

Cash, cash equivalents and restricted cash were $9.2 million, an increase of $0.2 million or 3%. Restricted cash of $2,718 (December 31, 2010 - $1,108) is held as partial security for standby letters of credit and letters of guarantee. The increase in restricted cash reflects an increase in outstanding standby letters of credit and letters of guarantee to support the increased order backlog in our OnSite Generation business unit. Refer to Section 4 - Liquidity and Capital Resources, for a discussion of the changes in cash, cash equivalents and restricted cash.

Trade and other receivables were $4.4 million, a decrease of 22%, reflecting earlier timing of delivery on orders at September 30, 2011, as well as increased progress payments, compared to December 31, 2010, resulting in a lower proportion of receivables remaining outstanding at September 30, 2011.

Inventories were $8.8 million, an increase of 5%, reflecting increased purchases and work in progress for orders scheduled for delivery in the fourth quarter.

Trade and other payables were $8.2 million, an increase of $1.6 million or 24%, reflecting a $0.6 million increase in liabilities for deferred compensation plans indexed to our share price, combined with an increase in amounts payable for purchases of inventory.

Provisions were $1.6 million, a decrease of 31%, reflecting lower estimates of warranty expenses in our OnSite Generation business unit as a result of improved quality systems.

Warrants were $2.0 million, an increase of 56%, reflecting an increase in the fair value of warrants outstanding as a result of the increase in our share price for the nine months ended September 30, 2011.

Unearned revenue increased 39% to $5.2 million as a result of deposits received on increased order bookings and order backlog in our OnSite Generation business unit.

Other non-current liabilities were $1.3 million at September 30, 2011 a decrease of 38%.  This decrease is primarily the result of a $0.5 million decrease in the value of our post-retirement liability, resulting from changes in the actuarial assumptions surrounding the beneficiary, as well as payments for our repayable government contribution, noted below.

Included in other non-current liabilities is $0.7 million (total value of $1.3 million) to reflect the Corporation’s estimate of the fair value of the obligation owing to Industry Canada regarding a settlement agreement entered into during the three months ended March 31, 2011 by the Corporation with Industry Canada.  Under the terms of the agreement the Corporation agreed to pay up to CA$2.3 million in full and final settlement of all claims in connection with an agreement originally entered into in 1998 by Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, and Technologies Partnerships Canada, a program of Industry Canada. Pursuant to the settlement agreement, the Corporation will pay a total of CA$1.5 million to Industry Canada in quarterly instalments, commencing in January 2011 and continuing until September 2017. An additional payment of 3.0% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$0.8 million, whichever will be the lesser amount, shall also be paid to Industry Canada.

Third Quarter 2011 MD&A

Hydrogenics Corporation

3   Summary of Quarterly Results

A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2011. Data for periods prior to January 1, 2010 is calculated pursuant to Canadian GAAP.

(in thousands of US dollars), except for per share amounts	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4
Revenues	$4,932	$3,881	$7,387	$5,805	$5,590	$2,809	$6,726	$4,207
Gross profit	883	1,159	1,375	1,966	1,440	842	1,178	665
Percentage of revenues	18%	30%	19%	34%	26%	30%	18%	16%
EBITDA1	(1,910)	(2,130)	(2,924)	(1,742)	(2,008)	(712)	(3,445)	(4,058)
Net income (loss)	(1,764)	(2,181)	(4,661)	(1,373)	(2,265)	(794)	(2,116)	6,071
Net income (loss) per share (basic and fully diluted)	(0.27)	(0.36)	(0.85)	(0.25)	(0.51)	(0.18)	(0.51)	1.64
Weighted average number of common shares outstanding	6,604,249	5,999,347	5,494,230	4,420,201	4,420,201	4,293,087	4,124,203	3,699,795

4   Liquidity and Capital Resources
A discussion of cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources.

Cash Used in Operating Activities
(in thousands of US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% Favourable (Unfavourable)	2011	2010	% Favourable (Unfavourable)
Net Loss	(1,764)	(2,265)	22%	(8,606)	(5,175)	(66%)
Change in Non-cash Working Capital Items	647	(1,174)	155%	3,189	(2,158)	248%
Other Items Not Affecting Cash	(451)	1,196	137%	2,175	(81)	2,785%
Cash Used in Operating Activities	(1,568)	(2,243)	30%	(3,242)	(7,414)	56%

Third Quarter 2011 MD&A

Hydrogenics Corporation

Changes in cash used in operating activities for the three months ended September 30, 2011, compared to the three months ended September 30, 2010 are discussed below.

•	Net loss decreased $0.5 million or 22%, as described in Section 1 - Operating Results, of this MD&A.

•	Change in non-cash working capital improved $1.8 million, as described in Section 2 - Financial Condition, of this MD&A.

•
Other items not affecting cash decreased $1.6 million or 137%, primarily reflecting a decrease of $0.9 million in unrealized foreign exchange gains and a decrease of other finance gains of $0.7 million. This was primarily the result of a non-cash change in the fair value of outstanding warrants of $0.6 million.

Changes in cash used in operating activities for the nine months ended September 30, 2011, compared to the nine months ended September 30, 2010 are discussed below.

•	Net loss increased $3.4 million or 66% as described in Section 1 - Operating Results, of this MD&A.

•	Change in non-cash working capital improved $5.4 million, as described in Section 2 - Financial Condition, of this MD&A.

•	Other items not affecting cash increased $2.3 million, primarily reflecting: (i) a $2.3 million non-cash increase in the fair value of outstanding warrants.

As noted in our 2010 MD&A, we continue to anticipate using between $6.0 million and $9.0 million in 2011 to fund our anticipated EBITDA losses, working capital requirements and capital expenditures.  These estimates are based on our actual results for the nine months ended September 30, 2011 and our outlook for the three months ending December 31, 2011.

Cash Provided By (Used in) Investing Activities
(in thousands of US dollars)

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Cash provided by (used in) investing activities	$(783)	$272	$(1,055)	$(2,418)	$532	$(2,950)

Cash used in investing activities was $0.8 million for the three months ended September 30, 2011 an increase of $1.1 million, compared to the three months ended September 30, 2010. The $0.8 million of cash used in investing activities during the three months ended September 30, 2011 reflects a $0.6 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee and $0.2 million of capital expenditures.  The $0.3 million of cash provided by investing activities during the three months ended September 30, 2010 reflects a $0.4 million decrease in restricted cash being held as partial security for standby letters of credit and letters of guarantee offset by $0.1 million of capital expenditures.

Cash used in investing activities was $2.4 million for the nine months ended September 30, 2011 an increase of $3.0 million, compared to the nine months ended September 30, 2010. The $2.4 million of cash used in investing activities during the nine months ended September 30, 2011 reflects a $1.6 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee and $0.8 million of capital expenditures.  The $0.5 million of cash provided by investing

Third Quarter 2011 MD&A

Hydrogenics Corporation

activities during the nine months ended September 30, 2010 reflects a $0.8 million decrease in restricted cash being held as partial security for standby letters of credit and letters of guarantee and $0.2 million of capital expenditures.

The increase in restricted cash during 2011 reflects additional standby letters of credit and letters of guarantee issued as the result of increased order bookings and order backlog in our OnSite Generation business unit.

Cash Provided by (Used in) Financing Activities
(in thousands of US dollars)

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Cash provided by (used in) financing activities	(88)	3,766	$(3,854)	4,285	8,366	$(4,081)

Cash used in financing activities was $0.1 million for the three months ended September 30, 2011 an increase of $3.9 million compared to the three months ended September 30, 2010.  Cash used in financing activities for the three months ended September 30, 2011 primarily reflects the repayment of government contributions noted above. The $3.8 million of cash provided by financing activities during the three months ended September 30, 2010 reflects $3.8 million of proceeds received from investments in common shares from CommScope during the three months ended September 30, 2010

Cash provided by financing activities was $4.3 million for the nine months ended September 30, 2011 a decrease of $4.1 million compared to the nine months ended September 30, 2010.  Cash provided by financing activities for the nine months ended September 30, 2011 primarily reflects the closing of the third and fourth tranches of our previously announced subscription agreement with CommScope for proceeds of $4.6 million. This was partially offset by the repayment of government contributions of $0.3 million. The increase in cash for the nine months ended September 30, 2010 reflects $8.4 million of proceeds received from investments in common shares, $3.8 million of which was from CommScope in the three months ended September 30, 2010 and $4.6 million from our registered direct equity offering with two institutional investors in the three months ended March 31, 2010.

Credit Facilities

Operating Line
We utilize a credit facility with Dexia Bank (“Dexia”), a Belgian-based financial institution, to better manage our short-term cash requirements and to support standby letters of credit and letters of guarantee provided to customers. At September 30, 2011 we had operating lines of credit of up to 3.75 million euros or $5.0 million, dependent on qualified orders (3.5 million euros or $4.7 million as at December 31, 2010).

Pursuant to the terms of the credit facility with Dexia, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may also borrow, a maximum of 75% of the value of awarded sales contracts, approved by Dexia, to a maximum of 1.5 million euros, along with a maximum of 0.5 million euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1.0 million euro first charge secured against all the assets of the Borrower. This credit facility, contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany account with Hydrogenics does not fall below a defined level.  As at September 30, 2011, the solvency

Third Quarter 2011 MD&A

Hydrogenics Corporation

covenant was 27% (December 31, 2010 - 45%).  At September 30, 2011 and December 31, 2010, the intercompany account was in compliance with these covenants.

The amount of the available line of credit for operating purposes is reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by Dexia. At September 30, 2011 the amount of the outstanding standby letters of credit and letters of guarantee totaled 1.5 million euros. At December 31, 2010 there was no additional availability under this line of credit as we had not submitted any sales orders for approval.  At September 30, 2011, we had availability of 0.5 million euros under the general business purposes operating line of credit, as we did not submit any sales contracts for approval under the operating line of credit.

At September 30, 2011 and 2010, we had no indebtedness on its lines of credit.

Other loan facilities
On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA $6.0 million. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1.5 million per draw. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement which is available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements. These conditions differ for each disbursement and are dependent upon the execution of certain commercial events.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five year period the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan. The loan agreement has not been drawn upon at September 30, 2011, and no amount has been recorded as of September 30, 2011.

Contingent Off-balance Sheet and Other Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as we are not aware of any claims.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transactions. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as we are not aware of any claims.

Third Quarter 2011 MD&A

Hydrogenics Corporation

5   Critical Accounting Policies and Estimates

A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Transition to IFRS
Our basis of preparation and accounting policies are described in notes 2 and 3 of our consolidated interim financial statements.

We historically prepared our consolidated interim financial statements in accordance with Canadian generally accepted accounting principles, as set out in the CICA Handbook. In 2010, the CICA Handbook was revised to incorporate IFRS and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, effective January 1, 2011, we have ceased to prepare our consolidated interim financial statements in accordance with Canadian GAAP (and reconcile our consolidated interim financial statements to US GAAP), as set out in Part V of the CICA Handbook.  On January 1, 2011, we started to apply IFRS, as published by the International Accounting Standards Board (“IASB”).

In the discussion below, the term Canadian GAAP refers to Canadian GAAP before the adoption of IFRS and IFRS refers to Canadian GAAP subsequent to the adoption of IFRS.

The Corporation’s IFRS conversion project began in 2008. A project plan and project team, including an external adviser, was established. The project’s philosophy is to select accounting policies which: (i) retain current accounting practices and policies such that financial results are presented in such a way that best reflects the true results of operations; and (ii) where possible, minimizes the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors. The IFRS conversion project consists of three discrete phases: (i) diagnostic; (ii) design and planning/solution development; and (iii) implementation. The Corporation has completed the implementation phase.

As discussed above, our consolidated interim financial statements for the three and nine months ended September 30, 2011 have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 and IFRS 1 (defined below). Subject to certain transition elections disclosed in note 5 of our consolidated interim financial statements for the three months ended March 31, 2011, we have consistently applied the same accounting policies in our opening IFRS consolidated balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

We have also identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 3 of our consolidated interim financial statements for the three months ended March 31, 2011.  The policies applied in the consolidated interim financial statements are based on IFRS issued and outstanding as at November 10, 2011, the date the Board of Directors approved the consolidated interim financial statements for the three and nine months ended September 30, 2011. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these consolidated interim financial statements, including the transition adjustments recognized on changeover to IFRS, as discussed below.

The adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of its first annual IFRS reporting period.  However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. The transition elections used in the preparation of the consolidated interim financial statements for the three and nine months ended September 30, 2011 are the same transition elections as disclosed in the consolidated interim financial statements and notes thereto for the three months ended March 31, 2011.  Please refer to the consolidated interim financial statements and notes thereto for the three months ended March 31, 2011 for details of the transitional exceptions and

Third Quarter 2011 MD&A

Hydrogenics Corporation

exemptions to full retrospective application of IFRS in its preparation of an opening IFRS consolidated balance sheet as at January 1, 2010, the Corporation’s “transition date.”

Further information regarding our transition to IFRS, can be found in note 5 to the consolidated interim financial statements for the three months ended March 31, 2011 and the accompanying MD&A and the consolidated interim financial statements for the three and nine months ended September 30, 2011.

We have also reviewed the implications of our conversion to IFRS on our information technology and data systems, internal controls over financial reporting, business processes, contractual arrangements and compensation arrangements and have made the appropriate adjustments resulting from our transition from Canadian GAAP to IFRS.

6   Recent Accounting Pronouncements

A discussion of IFRS/GAAP developments that have affected, will affect, or might affect the Corporation

The International Accounting Standards Board (“IASB”) has issued the following standards, which we have not yet adopted.  Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. We have not yet begun the process of assessing the impact that the new and amended standards will have on our consolidated interim financial statements or whether to early adopt any of the new requirements.

The following is a description of the new standards:

IFRS 9 – Financial Instruments (“IFRS 9”). IFRS 9 was issued in November 2009 and contains requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010, which largely carries forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

IFRS 10 – Consolidation (“IFRS 10”) requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements (“IFRS 11”) requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities — Non-monetary Contributions By Venturers.

Third Quarter 2011 MD&A

Hydrogenics Corporation

IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off- balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement (“IFRS 13”) is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to existing standards not yet effective

In addition to the issuance of new standards, there have been amendments to existing standards, including IAS 1, “Presentation of Financial Statements” (“IAS 1”), IAS 19, “Employee Benefits” (“IAS 19”), IAS 27, Consolidated Separate Financial Statements (“IAS 27”) and IAS 28, “Investments in Associates” (“IAS 28”). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. Amendments to IAS 27 and IAS 28 are applicable to annual periods beginning on or after January 1, 2013, with early adoption permitted The amendments to IAS 1 will require entities to group items presented in other comprehensive income (“OCI”) based on an assessment of whether such items may, or may not, be reclassified to earnings at a subsequent date.  Amendments to IAS 1 are applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. Amendments to IAS 19 eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and requires remeasurement of associated assets and liabilities in Other Comprehensive Income.  Amendments to IAS 19 are applicable on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted.

7   Outlook

The outlook for our business

Current Market Environment

As a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. For example, in recent months, the direction and relative strength of many economies have become increasingly uncertain. Economic conditions in leading and emerging economies have been, and remain, unpredictable.  This has and could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

At the same time, we are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We have also continued to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States of America, which will positively impact our business. Recently, an increase in interest and orders for energy storage and fueling stations in Europe has signalled what we believe could be a significant increase in opportunities in the markets we serve.

Third Quarter 2011 MD&A

Hydrogenics Corporation

Delivery Outlook

Our delivery expectations for 2011 as outlined in our annual 2010 MD&A remain unchanged, with expectations for stronger deliveries of product during the fourth quarter of 2011.  We caution readers not to place undue reliance on this assessment and refer to our forward-looking statements on page 18 of this MD&A.

8  Internal Control Over Financial Reporting

A statement of responsibilities regarding internal controls over financial reporting

Other than changes required as a result of the adoption of IFRS, there were no changes in our internal control over financial reporting during the interim period ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9  Reconciliation and Definition of Non-IFRS Measures

A description, calculation and reconciliation of certain measures used by management

Non-IFRS financial measures including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash operating costs are used by management to provide additional insight into our performance and consolidated financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated interim financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this MD&A to enhance its usefulness. We have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purpose of the non-IFRS measure and how the non-IFRS measure is used in managing the business.

EBITDA
We report EBITDA because it is a key measure used by management to evaluate performance of business units and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of an entity’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing an entity’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly, depending on accounting methods or non-operating factors, such as historical cost.

EBITDA is not a calculation based on IFRS and should not be considered an alternative to operating income or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flows because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated interim statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA, as reported by us, may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

Third Quarter 2011 MD&A

Hydrogenics Corporation

EBITDA (in thousands of US dollars

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Net loss	$(1,764)	$(2,265)	$(8,606)	$(5,175)
Loss on disposal of assets	-	-	7	-
Amortization	249	383	718	872
Finance (income) loss, net	(395)	(126)	917	(1,877)
Current income tax expense	-	-	-	3
EBITDA	$(1,910)	$(2,008)	$(6,964)	$(6,177)

Cash operating costs

We report cash operating costs because they are a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

Cash operating costs are not based on IFRS and should not be considered to be an alternative to loss from operations in measuring the Corporation’s performance, nor should they be used as an exclusive measure of our operating costs because they do not consider certain stock-based compensation expenses, which are disclosed in the consolidated interim statements of operations and comprehensive loss. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs are disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs, as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash Operating Costs (in thousands of US dollars)
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Loss from operations	$(2,159)	$(2,391)	$(7,689)	$(7,049)
Less:
Gross margin	(883)	(1,440)	(3,417)	(3,460)
Litigation settlements	-	-	-	(437)
Other losses (gains)	16	5	51	(13)
Stock-based compensation	100	31	645	198
Deferred compensation plan indexed to share price	(242)	176	584	(74)
Amortization	249	383	718	872
Cash Operating Costs	$2,919	$3,236	$9,108	$9,963

Third Quarter 2011 MD&A

Hydrogenics Corporation

10  Risk Factors and Forward-looking Statements

Risk factors and caution regarding forward-looking statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after these statements are made might have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

Third Quarter 2011 MD&A

Hydrogenics Corporation

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we are currently.
While our consolidated interim financial statements for the nine months ended September 30, 2011 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Corporation’s business plan. This plan includes an increase in revenue and additional funding to be provided by potential investors, as well as non-traditional sources of financing. We have disclosed in our consolidated financial statements for the year ended December 31, 2010 that there are material uncertainties casting substantial doubt on our ability to continue as a going concern. In addition, the report of our independent auditor in respect of the 2010 fiscal year contains an explanatory paragraph regarding our ability to continue as a going concern.

We have sustained losses and negative cash flows from operations since our inception. We expect this will continue throughout 2011. If we do not raise enough additional capital during 2011, we may not generate sufficient cash flow to fund our obligations as they come due in 2012.

Additional funding may be in the form of debt or equity or a hybrid instrument, depending on the needs of the investor. Given the uncertainty in prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing.  Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as non-traditional sources of financing and other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

We filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the US Securities and Exchange Commission on December 31, 2009, to enhance our ability to access capital markets.  Pursuant to the Form F-3, we may offer up to $16.0 million of debt, equity or other securities over a 25-month period from December 31, 2009, provided we do not issue securities with a value exceeding one-third of our public float (i.e., the aggregate fair value of our outstanding common shares held by non-affiliates) in any 12-month period.  On January 14, 2010, we issued common shares and warrants with a value of $11.5 million to two institutional investors in a registered direct offering pursuant to the Form F-3.  As a result, we cannot issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.

In addition, there are other limits to our ability to issue securities to raise additional funding. The NASDAQ generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below fair value. The NASDAQ generally does not consider offerings such as our January 2010 registered direct offering to qualify as a public offering.  Accordingly, we may be required to obtain shareholder approval for issuances in future registered direct offerings or private placements.

Third Quarter 2011 MD&A

Hydrogenics Corporation

There can be no assurances that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, will be sufficient or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
At September 30, 2011, we had approximately $9.2 million of cash and cash equivalents and restricted cash (December 31, 2010 - $9.0 million). Restricted cash of $2.7 million is held as partial security for standby letters of credit and letters of guarantee. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross profits of our existing products and the development of markets for, and customer acceptance of, new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which, given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
The uncertain and unpredictable condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy declines or we experience a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current uncertain economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and, particularly, the corresponding need of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit, which could become increasingly difficult. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

In the case of an economic decline or a sustained period of slow economic growth, we expect we will experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified, in addition a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to, deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to negative foreign currency exchange rates, and an inability to access capital markets.

Since our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
Since November 7, 2007, we have been engaged principally in the research, product development and manufacture of fuel cell systems and subsystems and hydrogen generation equipment. For the nine months ended September 30, 2011, we derived $12.7 million or 79% of revenues from our sales of hydrogen generation products and services and $3.4 million, or 21%, of revenues from our sales of Power Systems products and services. For the year ended December 31, 2010, we derived $15.9 million or 76% of revenues from our sales of hydrogen generation products and services and $5.0 million or 24% of revenues from our sales of Power Systems products and services. For the year ended December 31, 2009, we derived $12.3 million, or 65%, of revenues from our sales of hydrogen generation products and

Third Quarter 2011 MD&A

Hydrogenics Corporation

services, and $6.5 million, or 35%, of our revenues from sales of Power Systems products and services. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.
We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross profits to achieve and sustain profitability. We incurred a net loss for the nine months ended September 30, 2011 of $8.6 million, a net loss of $6.3 million for the year ended December 31, 2010, and a net loss of $9.4 million for the year ended December 31, 2009. Our accumulated deficit as at September 30, 2011 was $323.0 million, as at December 31, 2010 was $314.0 million and at December 31, 2009 was $307.5 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2011, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into special trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
To date, a relatively limited number of customers have accounted for a majority of our revenue and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 42% of revenues for the nine months ended September 30, 2011, 40% of revenues for the year ended   December 31, 2010, and 27% of revenues for the year ended December 31, 2009. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain that customers who have accounted for significant revenue in past periods will continue

Third Quarter 2011 MD&A

Hydrogenics Corporation

to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in income. To the extent the Canadian dollar or the euro strengthens against the US dollar, we may incur foreign currency exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues is currently generated in US dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euros. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign currency exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.
We carry insurance that we consider adequate given the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located, from time to time, in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 16.7% of our total assets as at September 30, 2011, 15.9% of our total assets as  at December 31, 2010, and 14.8% of our total assets as at December 31, 2009. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and income in the year the impairment charge is recognized.